UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MPG OFFICE TRUST, INC.

(Name of Subject Company)

BROOKFIELD DTLA INC.
BROOKFIELD OFFICE PROPERTIES INC.

(Names of Filing Persons (Offerors))

7.625% SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK,
PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

553274200
(CUSIP Number of Class of Securities)

Brett Fox
General Counsel
Brookfield Office Properties Inc.
Brookfield Place, 181 Bay Street, Suite 330
Toronto, Ontario, Canada M5J 2T3
(416) 369-2300

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Abigail P. Bomba, Esq.
Lee S. Parks, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
Phone: (212) 859-8000
Fax: (212) 859-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$243,259,250.00	$33,180.56

*	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $25.00 cash per share all 9,730,370 outstanding shares of 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, of MPG Office Trust, Inc.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, revised October 2012, by multiplying the transaction valuation by 0.00013640.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) is filed by Brookfield DTLA Inc. (“Offeror”), a Delaware corporation and a direct wholly-owned subsidiary of Brookfield Office Properties Inc., a corporation under the laws Canada (“BPO”), to purchase all of the outstanding shares of 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (each a “Share” and collectively, the “Shares”), of MPG Office Trust, Inc., a Maryland corporation (“MPG”), at a purchase price of $25.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 14, 2013 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Schedule TO is being filed on behalf of Offeror and BPO.

The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1. SUMMARY TERM SHEET

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” and “Frequently Asked Questions” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a) The name of the subject company and the issuer of securities to which this Schedule TO relates is MPG Office Trust, Inc., a Maryland corporation. MPG’s principal executive offices are located at 355 South Grand Avenue, Suite 3300, Los Angeles, California 90071, and its telephone number is (213) 626-3300. The information set forth in “THE OFFER — Section 8 — Certain Information Concerning the Company” of the Offer to Purchase is incorporated herein by reference.

(b) This Schedule TO relates to the outstanding shares of 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, of MPG (the “Series A Preferred Stock”). Based on information provided by MPG, as of April 24, 2013 there were 9,730,370 Shares issued and outstanding. The information set forth in the “Introduction” section of the Offer to Purchase is incorporated herein by reference.

(c) The Shares are traded on the New York Stock Exchange under the symbol “MPG-A.” The information set forth in “THE OFFER — Section 6 — Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a), (b), (c) The information set forth in “THE OFFER — Section 9 — Certain Information Concerning BPO and Offeror,” Schedule I “Directors and Executive Officers of BPO” and Schedule II “Directors and Executive Officers of Offeror” of the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

The information set forth in the “Summary Term Sheet,” “Frequently Asked Questions,” “THE OFFER — Section 1 — Terms of the Offer,” “THE OFFER — Section 2 — Acceptance for Payment and Payment for Shares,” “THE OFFER — Section 3 — Procedure for Accepting the Offer and Tendering Shares,” “THE OFFER — Section 4 — Withdrawal Rights,” “THE OFFER — Section 5 — Material U.S. Federal Income Tax Considerations,” “THE OFFER — Section 7 — Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations,” “THE OFFER — Section 11 — Background of the Offer; Past Contacts or Negotiations with the Company,” “THE OFFER — Section 12 — Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights,” “THE OFFER — Section 13 — The Transaction Documents” and “THE OFFER — Section 15 — Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)(1) Other than the transactions described in Item 5(b) below, during the past two years none of BPO or Offeror nor, to the best knowledge of BPO and Offeror, any of the persons listed in Schedule I “Directors and Executive Officers of BPO” and Schedule II “Directors and Executive Officers of Offeror” of the Offer to Purchase has entered into any transaction with MPG or any of MPG’s affiliates that are not natural persons.

(a)(2) Other than the transactions described in Item 5(b) below, during the past two years none of BPO or Offeror nor, to the best knowledge of BPO and Offeror, any of the persons listed in Schedule I “Directors and Executive Officers of BPO” and Schedule II “Directors and Executive Officers of Offeror” of the Offer to Purchase has entered into any transaction or series of similar transactions with any executive officer, director or affiliate of MPG that is a natural person with an aggregate value that exceeds $60,000.

(b) The information set forth in “THE OFFER — Section 7 — Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations,” “THE OFFER — Section 9 — Certain Information Concerning BPO and Offeror,” “THE OFFER — Section 11 — Background of the Offer; Past Contacts or Negotiations with the Company,” “THE OFFER — Section 12 — Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights” and “THE OFFER — Section 13 — The Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a),(c)(1)-(7) The information set forth in “THE OFFER — Section 6 — Price Range of Shares; Dividends,” “THE OFFER — Section 7 — Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations,” “THE OFFER — Section 11 — Background of the Offer; Past Contacts or Negotiations with the Company,” “THE OFFER — Section 12 — Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights” and “THE OFFER — Section 13 — The Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a), (b), (d) The information set forth in “THE OFFER — Section 10 — Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a), (b) The information set forth in the “Introduction,” “THE OFFER — Section 9 — Certain Information Concerning BPO and Offeror,” “THE OFFER — Section 11 — Background of the Offer; Past Contacts or Negotiations with the Company,” “THE OFFER — Section 12 — Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights,” “THE OFFER — Section 13 — The Transaction Documents,” Schedule I “Directors and Executive Officers of BPO” and Schedule II “Directors and Executive Officers of Offeror” of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) The information set forth in “THE OFFER — Section 17 — Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS

Not applicable.

ITEM 11. ADDITIONAL INFORMATION

(a)(1) Except as disclosed in Items 1 through 10 above and Exhibits of this Schedule TO, which are incorporated herein by reference, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) BPO, Offeror or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) MPG or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2)-(4) The information set forth in “THE OFFER — Section 7 — Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations,” “THE OFFER — Section 15 — Conditions of the Offer,” and “THE OFFER — Section 16 — Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 12. EXHIBITS

See Exhibit Index following the Signature Page.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

[Remainder of the page is intentionally left blank]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2013	BROOKFIELD DTLA INC.
By: /s/ G. Mark Brown Name: G. Mark Brown Title: Global Chief Investment Officer
Dated: June 14, 2013	BROOKFIELD OFFICE PROPERTIES INC.
By: /s/ G. Mark Brown Name: G. Mark Brown Title: Global Chief Investment Officer

EXHIBIT INDEX

Exhibit Number	Document
(a)(1)(A)	Offer to Purchase, dated June 14, 2013.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(F)	Form of Summary Advertisement as published in The New York Times on June 14, 2013.
(a)(5)(A)	Press Release, dated April 25, 2013, issued by BPO (incorporated by reference to the Schedule TO-C, File No. 005-79154, filed by Offeror and BPO with the SEC on April 25, 2013).
(a)(5)(B)	Press Release, dated June 14, 2013, issued by BPO.
(b)(1)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of April 24, 2013, by and among Brookfield DTLA Holdings LLC (which was converted from a Delaware limited partnership on May 10, 2013, Brookfield DTLA Fund Office Trust Investor Inc., Brookfield DTLA Fund Office Trust Inc., Brookfield DTLA Fund Properties LLC, MPG Office Trust, Inc. and MPG Office, L.P. (incorporated by reference to Exhibit 2.1 to MPG’s Current Report on Form 8-K, File No. 001-31717, filed with the SEC on April 25, 2013).
(d)(2)	Waiver and First Amendment to Agreement and Plan of Merger, dated as of May 19, 2013, by and among Brookfield DTLA Holdings LLC (which was converted from a Delaware limited partnership on May 10, 2013, Brookfield DTLA Fund Office Trust Investor Inc., Brookfield DTLA Fund Office Trust Inc., Brookfield DTLA Fund Properties LLC, MPG Office Trust, Inc. and MPG Office, L.P. (incorporated by reference to Exhibit 2.1 to MPG’s Current Report on Form 8-K, File No. 001-31717, filed with the SEC on May 20, 2013).
(d)(3)	Form of Articles Supplementary, 10,000,000 Shares of 7.625% Series A Cumulative Redeemable Preferred Stock of DTLA Fund Office Trust Investor Inc.
(d)(4)	Articles of Incorporation of Brookfield DTLA Fund Office Trust Investor Inc.
(d)(5)	Bylaws of Brookfield DTLA Fund Office Trust Investor Inc.
(d)(6)	Guarantee, dated April 24, 2013, delivered to MPG by BPO in favor of MPG (incorporated by reference to Exhibit E of Exhibit 2.1 to MPG’s Current Report on Form 8-K, File No. 001-31717, filed with the SEC on April 25, 2013).
(d)(7)	Confidentiality Agreement, dated July 31, 2012, by and between MPG and BPO.
(g)	Not applicable.
(h)	Not applicable.